
06014422


Emergis

June 9, 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street N.W.
Washington, D.C.
U.S.A. - 20549

SUPPL


RECEIVED
JUN 15 2006
192

John Sypnowich
Vice President and
General Counsel

Re: **Emergis Inc. (the "Corporation")**
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis to add multi-benefit claims management to its solution offering to insurance companies" dated May 29, 2006; and
- News Release entitled "Emergis signs agreements to provide drug information system to Newfoundland and Labrador" dated June 8, 2006.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

JS/sll
Enclosures

1000, de Sérigny
6ième étage
Longueuil, Québec
J4K 5B1


SEC MAIL
RECEIVED
PROCESSING
JUN 15 2006
WASH, D.C.
192
SECTION


Emergis

>>> News release

Emergis to add multi-benefit claims management to its solution offering to insurance companies

Montréal, May 29, 2006 – Emergis Inc. (TSX: EME) announced today that it is developing an integrated multi-benefit claims management solution that it plans to offer to insurance companies. With this new solution, Emergis will add electronic dental and extended health claims adjudication to its current dental and drug claims transport and drug claims adjudication services. The dental claims component will be available in the first quarter of 2007, and the extended health claims and health spending accounts components will be available in early 2008. Emergis' next-generation drug claims component is planned for 2009.

"This leading-edge multi-benefit solution will strengthen our health benefits management offering to our current customers, and position us favourably with potential customers," said Marc Filion, Executive Vice-President, Sales and Marketing, Health Claims Management of Emergis. "Working closely with our customers, we have identified the need for a comprehensive, integrated solution to manage their overall claims benefit activities. This solution will help insurers further reduce their costs by allowing them to move away from their aging legacy systems. With this solution, we will also help them improve their efficiency and the services they offer to their customers and their plan members by adding features that make their plan designs easily customizable. Our multi-benefit solution is also being developed with the larger view of accommodating future electronic health record-related systems."

The new solution will enhance Emergis' capabilities and complement its already extensive experience and expertise in managing health benefits on behalf of major insurance companies across the country. Emergis' team includes many types of benefits specialists, such as claims examiners, dental consultants, pharmacists, anti-fraud specialists, group plan designers, who offer a full suite of value-added services.

The core of the solution will be a rules-based engine, and will leverage a 3-tier Unix platform based on J2EE and Oracle products to allow Emergis' customers to react and adapt quickly to industry changes and to those requested by plan sponsors. For example, changes could be made to plan designs and adjudication rules in a matter of minutes, facilitating processes that can otherwise be cumbersome.

The solution will also leverage Emergis' recent upgrades to its administrative system for drug claims to become fully web-based, in order to make it more easily accessible by insurers. It will allow insurers to view and modify online parameters of the plan sponsors' or members'

eligibility, no matter whether insurers choose to retain the management of the data or outsource it to Emergis.

The integrated solution will also build on Emergis' new system put in service in 2005 for the transport and formatting of electronic claims. The system now handles dental and extended health claims using the latest CDAnet and NeCST message formats and standards. Emergis was first to process NeCST-based claims and pioneered the development and the first implementation of the HL7v3 standard in North America, and it will continue to quickly adapt to message standards as they evolve.

The multi-benefit solution will also be delivered with tools that permit the electronic conversion of data from in-house systems to the new solution, thus reducing the time and resources needed to migrate from system to system.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at May 29, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the

public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced ongoing payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT MAY 29, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information:
Media: Ann-Marie Gagné, 450 928-6361
Investors: John Gutpell, 450 928-6856

82-5206

Emergis

>>> Communiqué de presse

Emergis ajoutera la gestion des demandes de règlement multibénéfices à sa gamme de solutions pour les assureurs

Montréal, le 29 mai 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui qu'elle développe une solution intégrée pour la gestion des demandes de règlement multibénéfices qu'elle prévoit offrir aux compagnies d'assurance. Grâce à cette nouvelle solution, Emergis ajoutera l'adjudication par voie électronique des soins dentaires et des soins de santé complémentaires aux services qu'elle offre déjà pour le transport des demandes de règlement de soins dentaires et de médicaments, et pour l'adjudication des demandes de règlement de médicaments. La composante de gestion des demandes de règlement de soins dentaires sera disponible au cours du premier trimestre de 2007. Celles pour les demandes relatives aux soins de santé complémentaires et aux comptes de gestion santé seront prêtes au début de 2008. La prochaine génération de la composante pour la gestion des demandes de règlement de médicaments est envisagée pour 2009.

« Cette solution multibénéfices de pointe renforcera notre offre pour la gestion des régimes d'assurance auprès de nos clients actuels et nous positionnera favorablement auprès de clients potentiels, a indiqué Marc Filion, vice-président exécutif, Ventes et Marketing, Gestion des demandes de règlement en santé d'Emergis. Nous travaillons en étroite collaboration avec nos clients et avons pu déterminer qu'il y avait un besoin pour une solution intégrée complète pour gérer l'ensemble de leurs activités de règlement de couvertures d'assurance. Cette solution aidera les assureurs à réduire davantage leurs coûts en leur permettant d'abandonner leurs systèmes traditionnels vieillissants. Avec cette solution, nous les aiderons également à améliorer leur efficience et les services qu'ils offrent à leurs clients et aux adhérents de leurs régimes collectifs en ajoutant des caractéristiques qui rendront leurs régimes facilement personnalisables. Notre solution multibénéfices sera aussi développée dans une perspective plus large d'accommoder les futurs systèmes liés au dossier de santé électronique. »

La nouvelle solution viendra rehausser les capacités d'Emergis et complètera son expérience déjà vaste et son expertise en gestion de couvertures d'assurance qu'elle met au service des grandes compagnies d'assurance du pays. L'équipe d'Emergis comprend plusieurs types de spécialistes de l'assurance collective, notamment des experts en traitement des demandes de règlements, des consultants en soins dentaires, des pharmaciens, des spécialistes en prévention des fraudes, des concepteurs de régimes collectifs, qui offrent toute une gamme de services à valeur ajoutée.

La solution s'appuiera sur une application basée sur des règles et tirera partie d'une plate-forme Unix avec architecture à trois niveaux fondée sur la norme J2EE et des produits Oracle

pour permettre aux clients d'Emergis de réagir et de s'adapter rapidement aux changements de l'industrie et à ceux demandés par les preneurs de régime. Par exemple, on sera en mesure d'effectuer des modifications au design des régimes et aux règles d'adjudication en quelques minutes, ce qui facilitera des processus qui peuvent autrement être lourds.

La solution mettra également à profit les plus récentes améliorations qu'Emergis a apportées à ses systèmes administratifs pour les demandes de règlement de médicaments pour qu'ils soient disponibles sur le web et, par conséquent, plus faciles d'accès pour les assureurs. En outre, elle permettra aux assureurs de consulter et de modifier en ligne les paramètres d'admissibilité des preneurs de régimes ou des adhérents, que les assureurs décident de conserver la gestion de ces données ou de les impartir chez Emergis.

La solution intégrée misera également sur le nouveau système mis en service par Emergis en 2005 pour le transport et le formatage des demandes de règlement électroniques. Ce système traite maintenant les demandes de règlement de soins dentaires et de soins complémentaires en s'appuyant sur les plus récentes versions des formats et normes de messages CDAnet et NeCST. Emergis a été la première à traiter les demandes de règlement utilisant la norme NeCST et la pionnière du développement et de l'implantation de la norme HL7v3 en Amérique du Nord. Elle continuera dans cette foulée et s'adaptera rapidement aux normes de messages au fur et à mesure qu'elles évolueront.

La solution multibénéfices comprendra également des outils qui permettront la conversion électronique des données des systèmes privés à la nouvelle solution, réduisant ainsi le temps et les ressources requis pour migrer d'un système à l'autre.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à environ 40 % de toutes les pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le *renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats* avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 29 MAI 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements :
Médias : Ann-Marie Gagné 450 928-6361
Investisseurs : John Gutpell 450 928-6856


SEC MAIL PROCESSING
RECEIVED
JUN 15 2006
WASH. D.C. 192 SECTION


Emergis

>>> News release

Emergis signs agreements to provide drug information system to Newfoundland and Labrador

Montréal, Québec and St. John's, NL, June 8, 2006 – Emergis Inc. (TSX: EME) has signed contracts with the Newfoundland and Labrador Centre for Health Information to deploy and support a comprehensive, province-wide drug information system (DIS) solution, its Health integration infrastructure, and a thorough change management program to support the adoption of the solution by health care professionals. These agreements are expected to generate revenue of more than $30 million over the nine-year term of the contracts. Emergis expects the solution to go online in the first half of 2008.

"This agreement is a true vote of confidence in Emergis' broad experience," said François Côté, President and Chief Executive Officer of Emergis at a news conference held this morning. "We are proud to be part of one of the largest and most complex information technology projects ever undertaken by the Government of Newfoundland and Labrador, and to contribute to enhancing the quality of care and improve patient safety in the province."

A computer-based DIS solution manages clinical data concerning a patient's medication history – prescribed and dispensed drugs, allergies, ongoing drug treatment, etc. It allows authorized pharmacists, physicians and other health care professionals to securely exchange relevant and current information to facilitate accurate prescribing and dispensing. Among other features, a DIS increases efficiency of drug utilization reviews and, consequently, reduces the high human and financial cost of potential adverse drug reactions.

DIS is an important component of the electronic health record (EHR) that governments throughout Canada will be deploying in the coming years. Other components include diagnostic imaging and laboratory information systems.

"These contracts are a significant milestone in the execution of Emergis' strategy for the health care sector, with far-reaching positive impacts for the Company. We expect that this project will lead to additional opportunities related to DIS and other components of EHR systems, across the country over the next few years. Within our capabilities and those of our partners, we aim to capture our fair share of that emerging market by leveraging our leadership and experience in these areas," added Mr. Côté. "As a result of these IT initiatives to enhance the public health system, our value proposition to our clients and the public will move beyond increased process efficiency and lower administrative costs, to improved quality of health care."

As part of its mandate in Newfoundland and Labrador, Emergis will link the province's in-production client registry to the solution. It will deploy and maintain provider and location registries; a drug profile module; a drug interaction database; an electronic prescribing and dispensing solution; as well as security, administrative and data warehousing systems. Emergis will also supply the integration infrastructure – also known as the Health Integration Access Layer (HIAL) – which will allow the various modules of the solution to interact with one another, and enable authorized health care professionals to securely share information. Using the pan-Canadian Electronic Drug (CeRx) messaging standard, the HIAL will also permit the DIS solution to interoperate with other components of the EHR as they are implemented. CeRx is based on the HL7v.3 standard endorsed by Canada Health Infoway and already in use by Emergis.

Emergis is one of Canada's leading pharmacy benefit manager and as such, brings its 20-year expertise in processing drug-related data and leading complex province-wide initiatives to the project. Its ongoing relationships with over 60 per cent of Newfoundland and Labrador community pharmacies, to which it provides pharmacy management systems, will also accelerate the realization of the benefits of the DIS solution.

Emergis' partners in the project are Systems Xcellence Inc. (TSX: SXC), which will supply a drug profile application; Courtyard Group Ltd., which will implement a change management program; and zedIT Solutions Inc., which will support the delivery of change management initiatives. These initiatives are meant to ensure health care professionals use the solution and change their usual way of completing drug-related tasks, with minimal disruption.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at June 8, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing

internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced ongoing payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT JUNE 8, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information
Media: Ann-Marie Gagné, 514 998-5679
Investors: John Gutpell, 450 928-6856

Le Pharmacy Network de Terre-Neuve-et-Labrador par Emergis


Registre
des
clients
Registre
des
prestateurs
Registre
des
établissements
Patient
Médecins
• Logiciel de gestion de la pratique
○ Ordonnance électronique
○ Visualiseur
Pharmaciens
• Logiciel d'officines
• Exécution de l'ordonnance électronique
Plate-forme d'intégration santé Emergis
Système d'information sur les médicaments
○ Profil des patients
○ Revue de l'utilisation des médicaments
○ Données sur les médicaments
Entrepôt de données
Information sur le médicaments de Santé Canada
Outils d'aide à la décision de CPhA
Données sur la vaccination
fourni par Emergis
non fourni par Emergis
Emergis


SEC MAIL PROCESSING
RECEIVED
JUN 1 5 2006
WASH, D.C. 192 SECTION


Emergis

>>> Communiqué de presse

Emergis signe des ententes pour fournir un système d'information sur les médicaments à Terre-Neuve-et-Labrador

Montréal (Québec) et St. John's (Terre-Neuve), le 8 juin 2006 — Emergis inc. (TSX : EME) a signé des contrats avec le Newfoundland and Labrador Centre for Health Information (NLCHI) pour le déploiement et la prise en charge, à l'échelle provinciale, d'une solution globale de système d'information sur les médicaments (SIM), de son infrastructure d'intégration, et d'un plan complet de gestion du changement pour soutenir l'adoption de la solution par les professionnels de la santé. Ces ententes devraient générer des revenus de plus de 30 millions $ sur la durée de neuf ans des contrats. Emergis s'attend à ce que la solution soit en ligne au cours de la première moitié de 2008.

« Cette entente est un réel vote de confiance envers la vaste expérience d'Emergis, a indiqué François Côté, président et chef de la direction d'Emergis, lors d'une conférence de presse tenue ce matin. Nous sommes fiers de prendre part à l'un des projets de technologies de l'information les plus importants et complexes jamais entrepris par le gouvernement de Terre-Neuve-et-Labrador, et de contribuer à l'amélioration de la qualité des soins et de la sécurité des patients de cette province. »

Une solution SIM informatisée est utilisée pour gérer les données cliniques concernant les antécédents pharmaceutiques d'un patient, c'est-à-dire les médicaments prescrits et délivrés, les allergies, les traitements médicamenteux en cours, etc. Elle permet aux pharmaciens, aux médecins et aux autres professionnels de la santé autorisés d'échanger en toute sécurité de l'information pertinente et actuelle pour faciliter une prescription et une délivrance exactes de médicaments. Entre autres caractéristiques, un SIM augmente l'efficacité des revues de l'utilisation des médicaments et, par conséquent, réduit les coûts humains et financiers élevés des réactions potentiellement indésirables aux médicaments.

Un SIM est une composante importante du dossier de santé électronique (DSE) que les gouvernements partout au Canada déploieront au cours des prochaines années. D'autres composantes incluent l'imagerie diagnostique et les systèmes d'information de laboratoire.

« Ces contrats marquent une étape importante dans l'exécution de la stratégie d'Emergis pour le secteur de la santé qui auront des effets positifs d'une portée considérable pour la Société. Nous croyons que ce projet nous ouvrira d'autres portes dans le cadre de projets liés aux SIM et aux autres composantes des systèmes de DSE au pays au cours des prochaines années. Compte tenu de nos capacités et celles de nos partenaires, nous pensons pouvoir capturer une bonne part de ce marché émergent en tirant parti de notre leadership et de notre expérience dans

ces secteurs, a ajouté M. Côté. En raison de ces initiatives en TI pour améliorer le système de santé public, notre proposition de valeur à nos clients et au public passera au-delà de l'efficacité des processus et de la réduction des coûts administratifs, à l'amélioration de la qualité des soins de santé. »

Dans le cadre de son mandat à Terre-Neuve-et-Labrador, Emergis reliera à la solution le registre des clients de la province qui est déjà en production. Elle déploiera et maintiendra un registre des prestateurs, un registre des établissements et un module de profil pharmaceutique; une base de données sur les interactions médicamenteuses; une solution d'ordonnances électroniques et pour l'exécution électronique des ordonnances; ainsi que des systèmes de sécurité, d'administration et d'entreposage des données. Emergis fournira aussi l'infrastructure d'intégration – aussi connue sous le nom de couche d'accès à l'information en santé (CAIS) – qui permettra aux divers modules de la solution d'interagir les uns avec les autres, et aux professions de la santé autorisés de partager de l'information en toute sécurité. En utilisant les normes pancanadiennes de messagerie pour les médicaments CeRx, la CAIS permettra aussi à la solution SIM d'être interopérable avec d'autres composantes du DSE au fur et à mesure qu'elles seront implantées. Les normes CeRx sont fondées sur les spécifications des messages de la version 3 de HL7 soutenue par Inforoute Santé du Canada et déjà utilisées par Emergis.

Emergis est l'un des principaux gestionnaires de régimes d'assurance médicaments au Canada et, à ce titre, apporte au projet plus de 20 ans d'expertise en traitement de données liées aux médicaments et en gestion d'initiatives complexes à l'échelle d'une province au complet. Les relations qu'elle entretient avec plus de 60 % des pharmacies communautaires de Terre-Neuve-et-Labrador, à qui la Société fournit des systèmes de gestion d'officines, accéléreront aussi la réalisation des avantages de la solution SIM.

Les partenaires d'Emergis dans ce projet sont Systems Xcellence Inc. (TSX : SXC), qui fournira l'application de profil pharmaceutique; Courtyard Group Ltd., qui implantera un programme de gestion du changement; et zedIT Solutions Inc., qui prendra en charge la livraison de projets de gestion du changement. Ces projets seront mis en branle pour veiller à ce que les professionnels de la santé utilisent la solution et changent leur façon habituelle de compléter leurs tâches liées aux médicaments avec le moins de perturbations possibles.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 8 juin 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 8 JUIN 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements :
Médias : Ann-Marie Gagné 514 998-5679
Investisseurs : John Gutpell 450 928-6856

The Newfoundland and Labrador Pharmacy Network by Emergis


Patient
Physicians
• Practice software
○ ePrescribing
○ Viewer
Pharmacists
• Pharmacy software
• eDispensing
Client registry
Provider registry
Location registry
Emergis Health Integration Platform
Drug Information System
○ Patient profile
○ Drug utilization review
○ Drug data
Data warehouse
Health Canada drug data
CPhA decision support tools
Immunization data

supplied by Emergis

not supplied by Emergis

Emergis